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RECEIVED MAR 0 6 2002 385

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MARCH, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F., MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAR 1 9 2002
THOMSON FINANCIAL

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: __________
(Signature)*

Date MARCH 4, 2002

ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

* Print the name and title of the signing officer under his signature.

TELMEX ANNOUNCES REVISED AGREEMENT TO REDUCE U.S.-MEXICO SETTLEMENT RATES

Mexico City, February 27, 2002—Teléfonos de México, S.A. de C.V. (Telmex) (BMV: Telmex; NYSE: TMX; Nasdaq: TFONY; Latibex: XTMXL) announced today that it has reached an agreement with Worldcom, Inc. (Nasdaq: WCOM) to reduce settlement rates between Mexico and the United States for the 2002-2003 period. Settlement rates are the per minute charges that one international operator charges the other for completing calls between the two countries.

Under the agreement, the carriers will reduce settlement rates according to the destination. For calls originating in the U.S. and terminating in Mexico City, Guadalajara and Monterrey, the settlement rate will be 5.5 U.S. cents per minute. For traffic between the U.S. and terminated in the 200 largest cities in Mexico, the settlement rate will be 8.5 U.S. cents per minute. For all other regions in Mexico, the settlement rate will be 11.75 U.S. cents per minute. TELMEX will pay 5.5 U.S. cents per minute for traffic originating in Mexico and terminating in the United States.

This agreement amends the previous one that was signed in 2001 and will continue to improve the commercial conditions prevailing in the route. This agreement is the result of efforts to continue working to reduce settlement rates on one of the busiest international routes in the world.

The agreement will be filed with both, the U.S. Federal Telecommunications Commission (FCC) and the Mexican Telecommunications Commission (COFETEL).

Settlement rates between the United States and Mexico have decreased significantly over the last decade, contributing to the competitiveness of the Mexico-U.S. route. The agreement contains commitments to urge the Mexican and U.S. regulatory authorities to undertake, as soon as possible after the agreement is effective, the regulatory modifications necessary to enable the U.S. and Mexican carriers to have market-based international termination rates in effect by January 1, 2004.

Sprint (NYSE: FON, PCS) and Verizon Global Solutions Inc. (Business unit of Verizon Communications Corp. NYSE: VZ) have also agreed in principle with the above mentioned terms.

TELMEX is the leading telecommunications company in Mexico with 13.4 million telephone lines in service, 1 million 574 thousand line equivalents for data transmission and 913 thousand Internet accounts. TELMEX offers telecommunications services through a 68 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Visit www.telmex.com

TELEFONOS DE MEXICO, S. A. DE C. V.

March 1, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 1, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'653,457.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 28, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 28, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'597,000.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 27, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 27, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'350,400.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 26, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 26, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'100,172.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 25, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 25, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $16'853,890.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer